Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

November 5, 2010

VIA EDGAR AND FAX (703-813-6986)

Mr. Reid S. Hooper
Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

Re:	First China Pharmaceutical Group, Inc.
Form 8-K
Filed September 21, 2010
File No. 000-54076

Dear Mr. Hooper:

On behalf of our client, First China Pharmaceutical Group, Inc. (the “Company”), I would like to request a 30 day extension from the date hereof to respond to the Commission’s comment letter regarding the above-referenced filing of the Company, dated October 21, 2010, as received on November 4, 2010.  Although the Company will immediately begin the process of drafting responses to the Commission’s comments, most of the Commission’s comments will require extensive input from the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively, and as such, the Company is unable to provide a complete response to the Commission’s comments prior to December 4, 2010 without unreasonable effort and expense.

Please do not hesitate to contact me at (916) 442-1111 if you have any questions related to this request.

Best regards,

Mark C Lee
Shareholder

cc:	Mr. Zhen Jiang Wang
Chairman and Chief Executive Officer